SharpLink Gaming, Inc.

333 Washington Avenue North, Suite 104

Minneapolis, Minnesota 55401

May 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharpLink Gaming, Inc.
Registration Statement on Form S-3
File No. 333-279065

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), SharpLink Gaming, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, May 21, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Satin and Lee Law P.C. by calling Elliot Lee, Esq. at (516) 421-6103. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Satin and Lee Law P.C., Attention: Elliot Lee, Esq., by facsimile to (516) 421-6105 or email at elee@satinandlee.com.

If you have any questions regarding this request, please contact Elliot Lee, Esq. of Satin and Lee Law P.C. at (516) 421-6103.

Very Truly Yours,

By:	/s/ Rob Phythian
Name:	Rob Phythian
Title:	Chief Executive Officer and Chairman of the Board

cc:	Elliot Lee, Esq., Satin and Lee Law P.C.